January 10, 2006

Paul G. Laird, President, CEO
New Frontier Energy, Inc.
5632 S. Spotswood Street
Littleton, Colorado  80120


	Re:	New Frontier Energy, Inc.
		Form 10-KSB for the fiscal year ended February 28, 2005
Filed June 3, 2005
		File No. 0-05742

Dear Mr. Laird:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended February 28, 2005

Management`s Discussion and Analysis or Plan of Operation, page 22

Liquidity and Capital Resources, page 28

1. We note your disclosure on page 30 that you believe expenditures to date have proved the existence of economical amounts of natural gas reserves. It is not appropriate to claim or allude to the existence of reserves unless they can be quantified in accordance with Regulation S-X, Rule 4-10. As such, please remove this language in an amended filing and from all filings until such time as reserves are proved.

Critical Accounting Policies and Estimates, page 32

Reserve Estimates, page 32

2. We note your discussions regarding reserve estimates. Since you have no proved reserves, it appears that you place undue importance on estimating techniques that do not apply to you at the present time. Condense the discussion, and qualify it by noting that you have no proved reserves, and that if you are unable to establish reserves, you may have to write off certain assets. Eliminate the reference to "our reserves," as you report having none.

Property, Equipment and Depreciation, page 32

3. You state here that you capitalize costs incurred in connection with the exploration for oil and gas reserves and that those capitalized costs include geological and geophysical work. Please explain to us how this policy complies with SFAS 19, paragraphs 18, or revise your disclosure and, if necessary, financial statements to comply.

Principal Accounting Fees and Services, page 42

Audit Related Fees, page 42

4. Your disclosure indicates that your auditor may not have been fully paid for the audit of your 2005 financial statements.
Please
note that unpaid audit fees would generally indicate a lack of auditor independence and would necessitate a reaudit of your financial statements by an independent accountant. Please clarify whether your audit fees were paid timely.

Report of Independent Accountant, page F-1

5. It appears to us that there may be a substantial doubt about your ability to continue as a going concern for a period of time not to exceed one year beyond the balance-sheet date. Please supplementally support your and your auditor`s determination that this conclusion should not have been reached. Refer to AU 341.10 and 341.11.



Certifications

6. Certifications prepared pursuant to Section 302 of the Sarbanes Oxley Act must strictly comply with the language provided in Regulation S-K, Item 601. Please amend yours as follows:

* Your introductory paragraph must be omitted.
* Eliminate the word "annual" wherever you have inserted it before the word "report," except in paragraph 1.
* Correct the Exchange Act Rules cited in paragraph 4; refer to Regulation S-K, Item 601.
* Change the word "Company" to "registrant," wherever that word is prescribed by our rules.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3684 with any questions.

								Sincerely,



								April Sifford
								Branch Chief


cc: 	Sandy Eisen

??

??

??

??

Paul G. Laird
New Frontier Energy, Inc.
January 10, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010